May 4, 2005

Ms. Michele Gohlke
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0306

Fax : (202) 942-9585

Re:	Winland Electronics, Inc.
Form 10-KSB for year ended December 31, 2004, filed on March 21, 2005
SEC File No. 001-15637
Your letter dated April 22, 2005

Dear Ms. Gohlke:

Winland Electronics, Inc. (“Winland” or the “Company”) received your aforesaid letter by fax on April 26, 2005. As indicated in a phone conference with Mr. Praveen Kartholy on May 3, 2005, Winland may not be able to respond to your letter within ten business days, i.e. on or before May 10, 2005.

The Company intends to submit its response to you as soon as possible.

Sincerely,

/s/ Jennifer A. Thompson
Jennifer A. Thompson
Chief Financial officer
WINLAND ELECTRONICS, INC.
1950 Excel Drive
Mankato MN 56001
Phone: (507) 625-7231 ext 202
Fax: (507) 625-5135
E-mail: jathompson@winland.com
Web site: www.winland.com